Exhibit (a)(1)(iii)

Email to All Eligible Participants

To:	Eligible Phathom Employees and Consultants
From:	Joe Hand, Chief Administrative Officer
Date:	June 15, 2023
Subject:	Details Regarding Phathom’s Option Exchange

Attachments:

1.	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units
2.	Election Terms and Conditions

Dear Colleagues,

Following Terrie’s memo regarding Phathom’s option exchange program, you are receiving this email because you have been identified as an eligible participant. As such, I want to highlight important dates below related to the option exchange and provide detailed documents (attached) outlining the offer, terms, and conditions. This is a voluntary, one-time opportunity for eligible stock option holders to exchange certain underwater options for new RSUs at a rate of 1 RSU for each 2 shares underlying an eligible stock option you hold.

Key Dates to Remember:

•	June 15, 2023: Commencement of option exchange

•	June 15, 2023 – July 14, 2023: Employees can elect whether to exchange options on a grant-by-grant basis through the www.myoptionexchange.com portal.

•	July 14, 2023: The option exchange window closes at 11:59 p.m. Eastern Time. At this time, exchanged options will be cancelled and replacement RSUs will be granted.

•	Week of July 24, 2023: Replacement RSU agreements will be available for acceptance in your E*Trade account.

Information Sessions:

•	We will be hosting two information sessions over the next couple weeks to answer any questions you may have.

•	Calendar invitations with Zoom dial-in access will be sent out shortly. You may choose to attend the most convenient session for your schedule and do not need to attend both.

Key Highlights:

•	You may elect to exchange either all or none of the shares subject to any given stock option grant. No partial exchanges will be permitted.

•	The new RSUs granted in the option exchange will vest 1/3 every year, with the first vesting date occurring on the first anniversary of the closing of the option exchange.

•

Your new RSUs will be subject to the terms and conditions of an RSU agreement between you and Phathom. In all events, vesting is subject to continued service with us through the applicable vesting date. Your participation in the option exchange and receipt of any new RSUs does not provide any guarantee or promise of continued service with us.

To log-in to the option exchange portal, please visit www.myoptionexchange.com:

•	Your Login ID is your Phathom email address

•	Your Password: You will be required to set and confirm your password during your initial login, and a code will be sent to your email to confirm your identity.

As we will discuss during the information sessions, we also recommend that you consult your personal financial, legal and/or tax advisors to address questions regarding your decision whether to participate in the option exchange.

After you’ve attended an information session and read through the accompanying materials, if you still have questions, please reach out to me or email stockadmin@phathompharma.com.

Sincerely,
Joe Hand
Chief Administrative Officer
Phathom Pharmaceuticals, Inc.